This Form CB contains 7 pages, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☒

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Telecom Italia S.p.A
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Italy
(Jurisdiction of Subject Company's Incorporation or Organization)

Olivetti S.p.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares
and
American Depositary Receipts
(Title of Class of Subject Securities)

Ordinary Shares ISIN IT 0001127429
ADR CUSIP 87927W106
(CUSIP Number of Class of Securities (if applicable))

Riccardo Pettazzi
Department of Corporate Affairs
Telecom Italia S.p.A.
Corso d'Italia 41
00198 Rome (Italy)
+39006-3688-3201

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Loris Bisone
General Counsel
Olivetti S.p.A.
Via Jervis, 77
10015 Ivrea (Turin)
Italy
Jeffrey M. Oakes
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Olivetti's press-release relating to the withdrawal rights exercised by Olivetti's shareholders.

(b) Not applicable

Item 2. Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X has been filed by Olivetti S.p.A. with the Commission on June 5, 2003.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1.0*	Olivetti's press release relating to the deposit with CONSOB, the Italian Securities and Exchange Commission, of a communication to the market (in compliance with article 37, paragraph 2 of CONSOB Regulation no. 11971/1999) in relation to the intention to launch a voluntary partial tender offer for ordinary shares and American Depositary Shares representing underlying ordinary shares of Telecom Italia
1.1	Olivetti's press-release relating to the withdrawal rights exercised by Olivetti's shareholders.

* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 5, 2003.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Olivetti S.p.A.

By: ______________________________

Name: Loris Bi one

Title: General Counsel

Date: June 13, 2003

EXHIBIT 1.1

NOTIZIE PER LA STAMPA
NEWS FOR THE PRESS

The proposed cash tender offer for a portion of the Telecom Italia ordinary shares referred to herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange Act of 1934, as amended.

The proposed cash tender offer for a portion of the Telecom Italia savings shares referred to herein is not being made and will not be made, directly or indirectly, in or into the United States and will not be capable of acceptance, directly or indirectly, in or from the United States or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America.

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States. The offer referred to herein is being made exclusively by means of an offer document and any accompanying and related document.

The Olivetti securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

OLIVETTI

- **PROVISIONAL FIGURES FOR WITHDRAWALS ARE EQUAL TO APPROXIMATELY 0.12% OF SHARE CAPITAL**
- **CONSEQUENTLY THE TOTAL AMOUNT OF FUNDS FOR THE PUBLIC TENDER OFFER EQUAL APPROXIMATELY EURO 8,989 MILLION**

Ivrea, 12 June 2003

Olivetti said that exercise of withdrawal rights by Olivetti shareholders who did not attend the extraordinary shareholders' meeting of last 26 May expires tonight at 2400 hours. At the meeting, shareholders approved the project for the merger by incorporation of Telecom Italia with and into Olivetti and consequently a company purpose corresponding to that of the merged company, to be adopted upon completion of the merger.

Based on the declarations received up until 1900 hours today, withdrawal rights have been exercised on Olivetti ordinary shares representing approximately 0.12% of share capital, for a reimbursement amount totalling approximately Euro 11 million.

Assuming that the final number of shares on which withdrawal rights are exercised confirms the above preliminary figure, **a maximum amount of approximately Euro 8,989 million will be allocated for the public tender offer for Telecom Italia ordinary shares (including those represented by American Depositary Shares) and the public tender offer for Telecom Italia**

savings shares, which were announced in statements released on 5 June. This amount has been determined by deducting the sum set aside for payment of Olivetti shareholders exercising their withdrawal rights from the overall loan of Euro 9,000,000,000 made available to Olivetti in connection with the operation.

The final figures will be announced once the necessary checks have been completed.